Exhibit 99.4

FOR IMMEDIATE RELEASE

Transition Therapeutics Announces Fiscal 2011 Year End Financial Results

TORONTO, ON, September 19, 2011 – Transition Therapeutics Inc. (“Transition” or the “Company”) (TSX: TTH; NASDAQ: TTHI), a product-focused biopharmaceutical company developing therapeutics for disease indications with large markets, today announced its financial results for the year ended June 30, 2011.

Selected Highlights

During fiscal 2011 and up to the date of this press release, the Company achieved the following significant milestones:

ELND005 (AZD-103) – Alzheimer’s Disease:

•
On July 15, 2011, Transition announced that ELND005 (AZD-103) Phase 2 clinical trial data would be presented at the International Conference of Alzheimer's Disease (ICAD) meeting on July 18, 2011. Elan and Transition intend to share further detail regarding the Phase 2 data in a peer-reviewed publication.

•
On December 27, 2010, Elan and Transition announced the mutual agreement to modify their collaboration agreement for the development and commercialization of ELND005 (AZD-103), resulting in a payment to the Company of US$9 million which was received in January, 2011.  Under the terms of the modification, in lieu of the contractually required initiation of Phase III milestone payment of US$15 million, Transition received from Elan a payment of US$9 million and will be eligible to receive a US$11 million payment upon the commencement of the next ELND005 (AZD-103) clinical trial.  As per the terms of the original agreement, Transition is also eligible to receive up to an aggregate of US$93 million in additional regulatory and commercial launch related milestone payments plus tiered royalties ranging from 8% to 15% based on net sales of ELND005 (AZD-103) should the drug receive the necessary regulatory approvals for commercialization;

•
On August 9, 2010, Elan and Transition announced topline summary results of a Phase II study and plans for Phase III for ELND005 (AZD-103). The study did not achieve significance on co-primary outcome measures (NTB and ADCS-ADL) in mild to moderate patients however; the study did identify a dose with acceptable safety and tolerability. This dose demonstrated a biological effect on amyloid-beta protein in the cerebrospinal fluid and effects on clinical endpoints in an exploratory analysis. Based on the preponderance of evidence, and input from the experts in this field, the companies intend to advance ELND005 (AZD-103) into Phase III studies.

TT-223 – Diabetes:

•
On September 17, 2010, Transition announced the clinical study of TT-223 in combination with a GLP-1 analogue did not meet study efficacy endpoints. Given these findings, there will be no further development of TT-223.

Pipeline Review

ELND005 (AZD-103) for Alzheimer’s Disease

Transition’s lead Alzheimer’s disease compound ELND005 (AZD-103) is a disease modifying agent with the potential to both prevent and reduce disease progression, and improve symptoms such as cognitive function.

The recently completed Phase II study was a randomized, double-blind, placebo-controlled, safety and efficacy study of ELND005 (AZD-103) in approximately 340 patients with mild to moderate Alzheimer's disease.  The study evaluated both cognitive and functional endpoints, and each patient's participation lasted approximately 18 months. Elan and Transition announced topline summary results of the Phase II study and plans for Phase III for ELND005 (AZD-103). The AD201 study did not achieve significance on co-primary outcome measures (NTB and ADCS-ACL) in mild to moderate patients. The study identified a dose with acceptable safety and tolerability. The dose demonstrated a biological effect on amyloid-beta protein in the cerebrospinal fluid and effects on clinical endpoints in an exploratory analysis. Based on the preponderance of evidence, and input from the experts in this field, the companies intend to advance ELND005 (AZD-103) into Phase III studies.

TT-301 / TT-302

Transition’s lead drug candidates in development are TT-301 and TT-302.  These novel drug candidates are derived from a diligent drug design program engineered to produce compounds optimized to target inhibiting pro-inflammatory cytokines in the brain and the periphery.  Each compound is designed to cross the blood-brain-barrier and each has the flexibility to be administered by injection or orally.  In preclinical studies, both TT-301/302 have shown a favorable safety profile and therapeutic window for efficacy.

On June 30, 2010, Transition announced the initiation of a Phase I clinical study of TT-301 and that the first patient was dosed.  The study was a double blind, randomized, placebo controlled study in which healthy volunteers received placebo or escalating doses of intravenously administered TT-301.

The Company is also preparing to perform Phase 1 studies evaluating the safety, tolerability and pharmacokinetics of TT-301 or TT-302 when dosed orally.  The Company plans to advance oral formulations of lead drug candidate TT-301 or TT-302 for inflammatory diseases such as rheumatoid arthritis. Both TT-301 and TT-302 have been shown to suppress inflammatory cytokine production, reduce inflammation and improve outcomes in preclinical models of collagen-induced arthritis.

TT-401 / TT-402

On March 3, 2010, Transition announced that it had acquired the rights to a series of pre-clinical compounds from Lilly in the area of diabetes.  Under this licensing and collaboration agreement with Lilly, Transition will receive exclusive worldwide rights to develop and potentially commercialize a class of compounds that, in preclinical diabetes models showed potential to provide glycemic control and other beneficial effects including weight loss.

The unique properties of these compounds have the potential to provide important therapeutic benefits to type 2 diabetes patients and could represent the next generation of diabetes therapies to be advanced to clinical development.  Transition is currently performing the necessary work to prepare these compounds for the clinic.

Financial Liquidity

The Company’s cash and cash equivalents and short term investments were $22,460,720 at June 30, 2011.  The Company’s current cash projection indicates that the current cash resources should enable the Company to execute its core business plan and meet its projected cash requirements beyond the next 12 months.

Financial Review

The Company’s net loss for the year ended June 30, 2011 decreased by $32,211,894 to a net income of $12,902,984 ($0.56 per common share) from a loss of $19,308,910 ($0.83 per common share) reported in fiscal 2010.

Revenue increased $25,167,258 or 559% to $29,671,150 for the fiscal year ended June 30, 2011 as compared to $4,503,892 for the fiscal year ended June 30, 2010.  The Company recognized revenue in the amount of $29,671,150 relating to the collaboration agreement with Elan. During the comparative fiscal year ending June 30, 2010, the Company recognized $4,503,892 relating to the Lilly agreement.

Research and development expenses decreased to $7,972,204 for the fiscal year ended June 30, 2011 from $13,131,473 for the fiscal year ended June 30, 2010.  The decrease, $5,159,269 or 39%, is primarily due to a decrease in clinical development costs related to ELND005 (AZD-103), TT-223 clinical trials and clinical costs associated with advancing the TT-301/302 program. These decreases are partially offset by increased preclinical costs associated with advancing the TT-401/402 compounds.

General and administrative expenses increased to $6,425,194 for the fiscal year ended June 30, 2011 from $6,084,420 for the fiscal year ended June 30, 2010.  The increase, $340,774 or 6% is due to increased consulting fees related to the strategic initiatives for ELND005 (AZD-103) as well as an increase in stock option expense resulting from management’s voluntary forfeiture of certain stock options.  The increase has been partially offset by a decrease in accounting fees as the Company’s component evaluation for IFRS policy decisions are substantially completed.

Amortization for the fiscal year ended June 30, 2011, decreased $629,153 or 23% to $2,106,878 as compared to $2,736,031 for the fiscal year ended June 30, 2010.  The decrease in amortization expense during fiscal 2011 is due to the fact that the technology and patents acquired from Protana were fully amortized during the second quarter of fiscal 2011. In addition, certain intangible assets were written off during fiscal 2010, further accounting for the decrease in amortization expense. The decrease has been partially offset by an increase in amortization resulting from the amortization of the license acquired from Lilly in March 2010.

Impairment of intangible assets for the fiscal year ended June 30, 2011, decreased to nil as compared to $1,124,945 for the fiscal year ended June 30, 2010.  There were no impairments of intangible assets during the year ended June 30, 2011.

About Transition

Transition is a biopharmaceutical company, developing novel therapeutics for disease indications with large markets. Transition's lead product is ELND005 (AZD-103) for the treatment of Alzheimer's disease and Transition also has an emerging pipeline of innovative preclinical and clinical drug candidates. The other drugs in the pipeline that the Company is developing are for anti-inflammatory and metabolic indications. Transition's shares are listed on the NASDAQ under the symbol "TTHI" and the Toronto Stock Exchange under the symbol "TTH". For additional information about the Company, please visit www.transitiontherapeutics.com.

Extracts of the Financial Statements to Follow:

CONSOLIDATED BALANCE SHEETS
(in Canadian dollars)

	June 30,	June 30,
	2011	2010
	$	$
ASSETS
Current
Cash and cash equivalents	17,422,364	16,570,033
Short term investments	5,038,356	10,507,822
Due from Eli Lilly and Company	-	52,815
GST and other receivables	155,477	72,686
Investment tax credits receivable	368,624	206,313
Prepaid expenses and deposits	751,000	549,218
Total current assets	23,735,821	27,958,887
Property and equipment, net	400,581	605,637
Intangible assets	19,043,086	21,095,002
Total assets	43,179,488	49,659,526

LIABILITIES AND SHAREHOLDERS' EQUITY
Current
Accounts payable and accrued liabilities	945,360	1,236,470
Due to Elan Pharma International Limited	-	853,933
Total current liabilities	945,360	2,090,403
Deferred revenue	-	20,719,750
Leasehold inducement	45,727	57,160
Total liabilities	991,087	22,867,313

Shareholders' equity
Common shares	160,498,537	160,498,537
Contributed surplus	11,840,574	4,800,368
Stock options	2,790,478	7,337,480
Deficit	(132,941,188)	(145,844,172)
Total shareholders' equity	42,188,401	26,792,213
	43,179,488	49,659,526

CONSOLIDATED STATEMENTS OF INCOME (LOSS) AND COMPREHENSIVE INCOME (LOSS)
For the years ended June 30, 2011 and 2010
 (in Canadian dollars)

	June 30,	June 30,
	2011	2010
	$	$
REVENUES
Licensing fees	29,671,150	4,503,892
	29,671,150	4,503,892
EXPENSES
Research and development	7,972,204	13,131,473
General and administrative	6,425,194	6,084,420
Amortization	2,106,878	2,736,031
Impairment of intangible assets	-	1,124,945
Foreign exchange loss	348,133	938,873
Loss (gain) on disposal of property and equipment	116,312	(5,361)
	16,968,721	24,010,381
Income (loss) before the following:	12,702,429	(19,506,489)
Interest income, net	200,555	197,579
Net income (loss) and comprehensive income (loss) for the year	12,902,984	(19,308,910)

Basic and diluted net income (loss) per common share	0.56	(0.83)

Notice to Readers: Information contained in our press releases should be considered accurate only as of the date of the release and may be superseded by more recent information we have disclosed in later press releases, filings with the OSC, SEC or otherwise. Except for historical information, this press release may contain forward-looking statements, relating to expectations, plans or prospects for Transition, including conducting clinical trials. These statements are based upon the current expectations and beliefs of Transition's management and are subject to certain risks and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. These risks and uncertainties include factors beyond Transition's control and the risk factors and other cautionary statements discussed in Transition's quarterly and annual filings with the Canadian commissions.

For further information on Transition, visit www.transitiontherapeutics.com, or contact:

Dr. Tony Cruz	Elie Farah
Chairman & Chief Executive Officer	President & Chief Financial Officer
Transition Therapeutics Inc.	Transition Therapeutics Inc.
Phone: (416) 260-7770, x.223	Phone: (416) 260-7770, x.203
tcruz@transitiontherapeutics.com	efarah@transitiontherapeutics.com